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                                  UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                    POINT.360
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   730698 10 7
                                 (CUSIP Number)

                         Midwood Capital Management LLC
                              Attn: David E. Cohen
                                575 Boylston St.
                                   4th Floor
                                Boston, MA 02116
                                  617-224-1751

                                 With a copy to:

                            Peter M. Rosenblum, Esq.
                                 Foley Hoag LLP
                                155 Seaport Blvd.
                                Boston, MA 02210
                                  617-832-1151
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
 NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL
                                    NUMBER.

CUSIP NO. 730698 10 7                  13D                    PAGE 2 OF 13 PAGES


--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only).

     David E. Cohen
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     USA
--------------------------------------------------------------------------------
               7.  Sole Voting Power

               -----------------------------------------------------------------
  Number of    8.  Shared Voting Power
   Shares
Beneficially       807,614
  Owned by     -----------------------------------------------------------------
    Each       9.  Sole Dispositive Power
  Reporting
 Person With   -----------------------------------------------------------------
               10. Shared Dispositive Power

                   807,614
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     807,614
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     8.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 730698 10 7                  13D                    PAGE 3 OF 13 PAGES


--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only).

     Ross D. DeMont
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     USA
--------------------------------------------------------------------------------
               7.  Sole Voting Power

               -----------------------------------------------------------------
  Number of    8.  Shared Voting Power
   Shares
Beneficially       807,614
  Owned by     -----------------------------------------------------------------
    Each       9.  Sole Dispositive Power
  Reporting
 Person With   -----------------------------------------------------------------
               10. Shared Dispositive Power

                   807,614
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     807,614
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     8.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 730698 10 7                  13D                    PAGE 4 OF 13 PAGES


--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Midwood Capital Management LLC
     I.R.S. Identification No. 14-1885029
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
               7.  Sole Voting Power

                   807,614
               -----------------------------------------------------------------
  Number of    8.  Shared Voting Power
   Shares
Beneficially
  Owned by     -----------------------------------------------------------------
    Each       9.  Sole Dispositive Power
  Reporting
 Person With       807,614
               -----------------------------------------------------------------
               10. Shared Dispositive Power

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     807,614
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     8.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IA
--------------------------------------------------------------------------------

CUSIP NO. 730698 10 7                  13D                    PAGE 5 OF 13 PAGES


--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Midwood Capital Partners, L.P.
     I.R.S. Identification No. 27-0060548
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
               7.  Sole Voting Power

                   359,381
               -----------------------------------------------------------------
  Number of    8.  Shared Voting Power
   Shares
Beneficially
  Owned by     -----------------------------------------------------------------
    Each       9.  Sole Dispositive Power
  Reporting
 Person With       359,381
               -----------------------------------------------------------------
               10. Shared Dispositive Power

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     359,381
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     3.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

CUSIP NO. 730698 10 7                  13D                    PAGE 6 OF 13 PAGES


--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Midwood Capital Partners QP, L.P.
     I.R.S. Identification No. 42-1657728
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
               7.  Sole Voting Power

                   448,233
               -----------------------------------------------------------------
  Number of    8.  Shared Voting Power
   Shares
Beneficially
  Owned by     -----------------------------------------------------------------
    Each       9.  Sole Dispositive Power
  Reporting
 Person With       448,233
               -----------------------------------------------------------------
               10. Shared Dispositive Power

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     448,233
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     4.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

This joint statement on Schedule 13D relates to the common stock, no par value (the "Common Stock") of POINT.360, a California corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2777 North Ontario Street, Burbank, CA 91504.

ITEM 2. IDENTITY AND BACKGROUND

This joint statement on Schedule 13D is being filed by David E. Cohen, Ross D. DeMont, Midwood Capital Management LLC, Midwood Capital Partners, L.P. and Midwood Capital Partners QP, L.P., who are collectively referred to as the "Reporting Persons." Messrs. Cohen and DeMont (the "Managers") are the managers of Midwood Capital Management LLC ("Capital"), which is the sole general partner of each of Midwood Capital Partners, L.P. ("LP") and Midwood Capital Partners QP, L.P. ("QP" and together with LP, the "Funds"). By virtue of their positions, each of the Managers has the power to vote and dispose of the shares of Common Stock held by each of the Funds. Information with respect to each of the Reporting Persons is as follows:

(1)  (a)  David E. Cohen

     (b)  575 Boylston St., 4th Floor, Boston, MA 02116

     (c)  Mr. Cohen is a manager of Capital.

     (d)  No

     (e)  No

     (f)  United States

(2)  (a)  Ross D. DeMont

     (b)  575 Boylston St., 4th Floor, Boston, MA 02116

     (c)  Mr. DeMont is a manager of Capital.

     (d)  No

     (e)  No

     (f)  United States

(3)  (a)  Midwood Capital Management LLC, a Delaware limited liability company

     (b)  575 Boylston St., 4th Floor, Boston, MA 02116

     (c) Capital is the sole general partner of, and manages and provides investment advice to, each of the Funds.

     (d)  No

     (e)  No

(4)  (a)  Midwood Capital Partners, L.P., a Delaware limited partnership

     (b) c/o Midwood Capital Management LLC, 575 Boylston St., 4th Floor, Boston, MA 02116

     (c) LP is a private investment fund engaged in the business of investing in securities.

     (d)  No

     (e)  No

(5)  (a)  Midwood Capital Partners QP, L.P., a Delaware limited partnership

     (b) c/o Midwood Capital Management LLC, 575 Boylston St., 4th Floor, Boston, MA 02116

     (c) QP is a private investment fund engaged in the business of investing in securities.

     (d)  No

     (e)  No

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired beneficial ownership of an aggregate of 807,614 shares of Common Stock for a total of $2,034,456.84 using cash from the Funds. The shares of such Common Stock held by LP and QP are held in margin accounts which from time to time may incur debit balances. Since other securities are held in such margin accounts, it is impracticable to determine the amounts, if any, borrowed with respect to such shares of Common Stock. The cost of borrowing with respect to such margin accounts fluctuates with the broker loan rate and the amount of the debit balance.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired shares of the Common Stock of the Issuer based on their belief that the Issuer's stock is undervalued and represents an attractive investment opportunity. The Reporting Persons have in the past and may wish to continue to engage in a constructive dialogue with management of the Issuer ("Management"), as well as with other stockholders of the Issuer, regarding new strategies to create and maximize value for the Issuer's stockholders. The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Person, or cease buying or selling such securities. Any such additional purchases or sales of securities of the Issuer may be in the open market or privately negotiated transactions or otherwise. The factors which the Reporting Persons may consider in evaluating their equity interest in the Issuer's business include the following: (i) the Issuer's business and prospects; (ii) the business strategy and actions of Management and the Board of Directors of the Issuer (the "Board of Directors") to enhance the Issuer's value to its stockholders; (iii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iv) the availability and nature of opportunities to dispose of the Reporting Persons' interests; (v) general economic conditions; (vi) stock market and money market conditions; (vii) other business and investment opportunities available to the Reporting Persons; and (viii) other plans and requirements of the Reporting Persons.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this item 4.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present Management or Board of Directors, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or by-laws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer's Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association;
(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) In the aggregate, the Reporting Persons beneficially own 807,614 shares of the Common Stock of the Issuer, representing approximately 8.6% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) LP beneficially owns 359,381 shares of the Common Stock, representing approximately 3.8% of the class, (ii) QP beneficially owns 448,233 shares of the Common Stock, representing approximately 4.8% of the class, and (iii) Capital, as the sole general partner of each Fund, and Messrs. Cohen and DeMont, as the managers of Capital, each beneficially own 807,614 shares of the Common Stock of the Issuer representing approximately 8.6% of the class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 9,371,357 shares of the Common Stock of the Issuer outstanding as of February 28, 2006, as reported in the most recent annual report of the Issuer on Form 10-K for the fiscal year ended December 31, 2005.

(b) By virtue of their positions as managers of Capital, each of the Managers has the shared authority to vote and dispose of the shares of Common Stock reported in this joint statement Schedule 13D.

(c) The following transactions in the Common Stock were conducted by Reporting Persons since January 30, 2006, the date which is 60 days prior to the event requiring the filing of this statement:

                                                   NO. OF SHARES    PURCHASE/(SALE)
PERSON                                 DATE      PURCHASED/(SOLD)   PRICE PER SHARE
------                              ----------   ----------------   ---------------
Midwood Capital Partners, L.P.      02/03/2006            34             $2.55
                                    02/07/2006         1,574             $2.56
                                    02/08/2006         1,223             $2.47
                                    02/09/2006         2,426             $2.49
                                    02/13/2006         1,019             $2.41
                                    02/15/2006         1,698             $2.42
                                    02/21/2006         7,277             $2.28
                                    03/01/2006         1,473             $2.31
                                    03/09/2006           191             $2.21
                                    03/14/2006         1,961             $2.08
                                    03/23/2006         1,435             $2.34
                                    03/31/2006           162             $2.64
                                    04/03/2006         1,903             $2.60
                                    04/07/2006            15             $2.60
                                    04/10/2006            15             $2.59
                                    04/11/2006         3,113             $2.52
                                    04/12/2006         2,047             $2.51

Midwood Capital Partners QP, L.P.   01/30/2006            91             $2.40
                                    01/31/2006         3,300             $2.36
                                    02/01/2006         1,150             $2.45
                                    02/02/2006         1,200             $2.60
                                    02/03/2006         3,166             $2.55
                                    02/07/2006         1,671             $2.56
                                    02/08/2006         1,277             $2.47
                                    02/09/2006         2,574             $2.49
                                    02/13/2006         1,081             $2.41
                                    02/15/2006         1,802             $2.42
                                    02/21/2006         7,723             $2.28
                                    02/28/2006        10,500             $2.32
                                    03/01/2006         1,477             $2.31
                                    03/09/2006           209             $2.21
                                    03/14/2006         2,139             $2.08
                                    03/23/2006         1,565             $2.34
                                    03/30/2006         7,000             $2.50

                                    03/30/2006         9,978             $2.67
                                    03/31/2006        28,000             $2.64
                                    03/31/2006         9,838             $2.64
                                    04/03/2006           222             $2.60
                                    04/05/2006         1,400             $2.60
                                    04/06/2006           170             $2.60
                                    04/07/2006           185             $2.60
                                    04/10/2006           785             $2.59
                                    04/11/2006         3,883             $2.52
                                    04/12/2006         2,553             $2.51

Except as provided below, each of the above listed transactions was conducted in the ordinary course of business on the open market for cash. Purchase and sale prices do not reflect brokerage commissions paid.

(d)  N/A

(e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for matters described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement by and among David E. Cohen, Ross D. DeMont, Midwood Capital Management LLC, Midwood Capital Partners, L.P. and Midwood Capital Partners QP, L.P. dated November 9, 2005.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        DATE: April 13, 2006

                                        MIDWOOD CAPITAL PARTNERS, L.P.

                                        By: Midwood Capital Management LLC
                                            General Partner


                                        By: /s/ David E. Cohen
                                            ------------------------------------
                                            David E. Cohen
                                            Manager


                                        MIDWOOD CAPITAL PARTNERS QP, L.P.

                                        By: Midwood Capital Management LLC
                                            General Partner


                                        By: /s/ David E. Cohen
                                            ------------------------------------
                                            David E. Cohen
                                            Manager


                                        MIDWOOD CAPITAL MANAGEMENT LLC


                                        By: /s/ David E. Cohen
                                            ------------------------------------
                                            David E. Cohen
                                            Manager

                                        DAVID E. COHEN


                                        By: /s/ David E. Cohen
                                            ------------------------------------
                                            David E. Cohen


                                        ROSS D. DEMONT


                                        By: /s/ Ross D. DeMont
                                            ------------------------------------
                                            Ross D. DeMont

                             JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of November 9, 2005, that only one statement containing the information required by Schedule 13D, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of common stock of POINT.360, and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

                                        MIDWOOD CAPITAL PARTNERS, L.P.

                                        By: Midwood Capital Management LLC
                                            General Partner


                                        By: /s/ David E. Cohen
                                            ------------------------------------
                                            David E. Cohen
                                            Manager


                                        MIDWOOD CAPITAL PARTNERS QP, L.P.

                                        By: Midwood Capital Management LLC
                                            General Partner


                                        By: /s/ David E. Cohen
                                            ------------------------------------
                                            David E. Cohen
                                            Manager


                                        MIDWOOD CAPITAL MANAGEMENT LLC


                                        By: /s/ David E. Cohen
                                            ------------------------------------
                                            David E. Cohen
                                            Manager

                                        DAVID E. COHEN


                                        By: /s/ David E. Cohen
                                            ------------------------------------
                                            David E. Cohen


                                        ROSS D. DEMONT


                                        By: /s/ Ross D. DeMont
                                            ------------------------------------
                                            Ross D. DeMont